Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Hong Kong, October 15, 2026 (GLOBE NEWSWIRE)–Abits Group Inc (NASDAQ: ABTS) is pleased to announce its half-year results for the period ended June 30, 2026.

For the six-month period ended June 30, 2026, the Company generated revenue of $ 3.20 million, representing a decrease of approximately 20% compared with $ 4.0 million for the six-month period ended June 30, 2025.

The primary reasons are as follows:

●	At the Duff site, the output of BTC reached 25.63 coins in the first half of 2026, a 23% decline from 33.33 coins recorded in the first half of 2025. Meanwhile, the BTC market experienced a significant downturn in the first half of 2026, resulting in the Company’s recognized revenue dropping from $ 3.37 million to $ 1.81 million, a year-on-year decrease of 46%.

●	Notably, the Memphis site commenced operations at the end of March 2025. It produced 15.58 BTC and generated revenue of $ 1.2 million in the first half of 2026. In addition, hosting fees from third-party customers maintained steady growth.

Direct costs rose by 48% from $ 1.86 million in the first half of 2025 to $ 2.76 million in the first half of 2026.

●	This increase was mainly attributable to the full recognition of hosting fees (including all electricity charges) of $ 1.05 million for the Memphis project in 2026.

●	On a positive note, the two upgraded water wells at the Duff Mine have started to deliver benefits, with water expenses decreasing by 26.36% from $142,879 to $105,222.

The Company recorded a pre-tax loss of approximately $2.54 million for the first half of 2026, compared with a pre-tax loss of $0.34 million in the first half of 2025.

Given the depressed BTC market conditions, the Company proactively increased its holdings of self-mined BTC.

As of June 30, 2026, the Company held 24.67 BTC, an increase of 54% from 15.99 BTC as of December 31, 2025.

On February 24, 2026, the Company completed a financing of approximately $ 2.1 million through the issuance of ordinary shares and pre-funded warrants to fund its general operations.

For the second half of the year, the Company has been actively pursuing financing opportunities   to adapt to changing market conditions:

●	On September 14, 2026, the company entered into a Securities Purchase Agreement with one institutional investor, providing for the issuance and sale of a convertible promissory note in an original principal amount of $16,470,588.24 for an aggregate purchase price of up to $14,000,000. The purchase price is payable in three tranches of $8,000,000, up to $2,500,000 and up to US$3,500,000.

●	On October 6, 2026, the Board appointed Stephen Faucetta as Chief Executive Officer, Chairman of the Board and a director, and appointed Glenn Josephs and Mohsen (Michael) Khorassani as independent directors, in each case effective as of October 6, 2026. The appointments of Mr. Josephs and Mr. Khorassani filled the vacancies created by the resignations of Khuat Leok Choong Lionel and Yanyan Sun, respectively.

The new management team believes it will be better positioned to serve the Company and execute its strategies.